February 15, 2008

VIA ELECTRONIC TRANSMISSION

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 27, 2007
File no. 1-09853

Dear Ms. Collins:

In connection with your letter dated February 12, 2008 to Joseph M. Tucci, Chairman, President and Chief Executive Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Form 10-K for the fiscal year ended December 31, 2006

Note A: Summary of Significant Accounting Policies

Revenue Recognition, page 45

Comment: We note your response to the Staff’s oral comments issued on December 4, 2007 as an addendum to prior comment 1 in the Staff’s letter dated November 21, 2007 where you indicate that the Company has considered the VSOE of PCS for your back-up software product to be a “validation” of your estimate of fair value for the storage-related software maintenance. We note that the Company was able to further support your argument for fiscal 2006 by providing a comparison of the VSOE rates used for both products within your Information Storage Segment. Please provide a similar analysis that supports the storage-related VSOE rates used for the four quarters and calendar year 2007. In addition, we note that the pricing for back-up software maintenance differed from storage-related software maintenance in fiscal 2004 and 2005 and accordingly, you were unable to provide a similar analysis of rates for these periods. Based on your methodology for establishing VSOE of PCS for your storage-related software, as previously described in your various response letters, and considering you were unable to “validate” the VSOE rates used for this product by comparison to the VSOE rates established for your back-up software maintenance, the Staff continues to believe that you did not adequately establish VSOE of PCS for your storage-related software during fiscal 2004 and 2005. Therefore, please tell us why you believe the financial statements for these periods do not need to be restated and provide your analysis under SAB 99 to support your conclusions.

Response: As indicated in our letter dated January 8, 2008, we believe our methodology conforms to the requirements of SOP 97-2. Paragraph 10 of SOP 97-2 states that VSOE is “The price charged when the same element is sold separately.” SOP 97-2 does not provide any specific guidance as to how a company should estimate fair value beyond the fact that it is vendor specific and it is based on the value when elements are sold separately. We believe that the intent of SOP 97-2 was to establish VSOE in a manner so as to defer a revenue amount that is the best estimate of the fair value of the undelivered element and that management is in the best position to determine the manner and method in which to establish VSOE based on the facts and circumstances particular to that company. We believe the absence of any specific guidance as to establishing VSOE is consistent with this intent and note specifically that SOP 97-2 does not specify any particular parameters for the level of clustering needed to meet this definition. We continue to believe our methodology results in a reasonable estimate of the fair value of the undelivered element and that the consistent application of our policy, which meets the spirit of SOP 97-2 is important for the consistency and comparability of our financial statements. We have continued to monitor the VSOE value from period to period and, as stated in our prior response letters, note that the VSOE value has been relatively consistent from quarter to quarter.

Given the fact that the methodology we previously described to compute our storage-related VSOE factors is an aggregation of our renewals, we have not historically tracked the level of concentration of our maintenance renewals for our storage-related maintenance contracts. Based upon your inquiries, however, we have undertaken an exercise to more fully analyze our maintenance renewal rates in greater detail to assess whether there was in fact clustering of data points. As we have previously informed the Staff, our methodology has been to track the level of discounts between the list and net prices of our storage-related maintenance contracts. The Staff is also aware that approximately 80% of our discounts for 2006 fell within a range of 0% to 44%. This was a measure of the discount of software maintenance expressed as a percentage of the list price of the maintenance contract. Our use of a discount rate from the software maintenance list price is the cause of this large range and is not truly reflective of how clustering should be evaluated. We believe the better approach to validate VSOE is by measuring the actual price of the maintenance contract expressed as a percent of the list price of the related software license agreement, which is an approach commonly employed in the industry. In an effort to make our historical analysis more comparable to other software companies, we have now included software list price information in our database and performed a specific analysis for all years to determine how our data clusters. In assessing the renewal rates in this manner, our additional analysis illustrates that there is a clustering of data points within a range of plus or minus 20% from the midpoint of that range as follows:

Year	Range of Maintenance Prices as a Percent of Software License List Price	Percent of the Population Within the Range
2004	10.8% to 16.2%	62%
2005	10.7% to 16.0%	66%
2006	10.3% to 15.5%	67%
2007	10.1% to 15.1%	69%

For each of these years, the VSOE rate that was used to defer PCS fell within the ranges specified within the table.

We believe that the concentration of data points shown above provides additional validation that the methodology used and resulting VSOE value was a reasonable estimate of fair value of PCS for our storage-related software for the years indicated.

As you requested, here are VSOE rates for 2007 for our information storage and backup software businesses:

Quarter	Storage-Related Software	Back-up Related Software
Q1 07	23%	23%
Q2 07	23%	24%
Q3 07	24%	21%
Q4 07	27%	22%
Calendar 2007	24%	22%

When considered with the clustering analysis above, we believe this analysis provides additional validation to our estimate of fair value for storage-related software maintenance and supports our conclusion regarding VSOE for our storage-related maintenance.

As clarification, we are not asserting that the VSOE of fair value for back-up maintenance should be used for storage-related software maintenance, but that the consistency between the values validates that our methodology used for VSOE of fair value of PCS for storage-related maintenance is a reasonable method for estimating fair value. Since there were no substantive changes in our storage-related software or related PCS, customers, or sales processes, there is no reason to believe the method used to estimate fair value for storage related PCS in 2006, as validated by the comparability to the VSOE of fair value of PCS for back-up, did not also provide a reasonable fair value for 2005 and 2004 as well.

We believe the additional analysis we have provided supports our assertion that our method used to develop VSOE fair value for storage related PCS is reasonable and in accordance with generally accepted accounting principles.

As noted in our previous response of January 8, 2008, we are changing our pricing policies and our tracking of data in 2008 to provide enhanced reporting and clustering of data for renewal transactions for storage-related PCS.

Given our plan to file our Form 10-K for the year ended December 31, 2007 within the required time period, we respectfully request that the Staff accelerate their review of the information provided and let us know if there are any additional questions. We would be pleased to meet with the Staff to further explain our methodology should this assist in your review process.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-6541.

Sincerely,

/s/ Mark A. Link
Mark A. Link
Senior Vice President and Chief Accounting Officer